UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$ 1,000,000,000 0.500 per cent. Notes due March 20, 2023 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: March 20, 2020

The following information regarding an issue of U.S.$ 1,000,000,000 0.500 per cent. Notes due March 20, 2023, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2019 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the “Uniform Fiscal Agency Agreement”), the Final Terms dated March 17, 2020 (the “Final Terms”), and the Terms Agreement dated March 17, 2020 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 1,000,000,000 0.500 per cent. Notes due March 20, 2023

On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 0.500 per cent per annum payable semi-annually in arrears on March 20 and September 20 in each year, commencing September 20, 2020. See, Final Terms, Item 15.

(c)	Maturity Date. March 20, 2023

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.697 per cent. less a combined management and underwriting fee and selling concession of 0.100 percent of the nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 8, 2019);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F.	Final Terms (March 17, 2020); and

G.	Terms Agreement (March 17, 2020).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2019.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014
[4]	Filed on August 14, 2006.

EXHIBIT F

EXECUTION VERSION

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

Final Terms dated March 17, 2020

International Finance Corporation

Issue of

U.S.$1,000,000,000 0.500 per cent. Notes due March 20, 2023

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2191

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$1,000,000,000

(ii) Tranche:	U.S.$1,000,000,000

5. Issue Price:	99.697 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$1,000

7. Issue Date:	March 20, 2020

8. Maturity Date:	March 20, 2023

9. Interest Basis:	0.500 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	0.500 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	September 20 and March 20 in each year, from and including September 20, 2020 to and including the Maturity Date.

(iii) Fixed Coupon Amount:	U.S.$2.50 per Calculation Amount

(iv) Broken Amount:	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

Call Option II (Automatic):	Not Applicable

21. Put Option:	Not Applicable

22. Final Redemption Amount of each Note:	U.S.$1,000 per Calculation Amount

23.  Early Redemption Amount:
Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:	New York

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms:	Applicable

(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Barclays Bank PLC	U.S.$250,000,000

	Crédit Agricole Corporate and Investment Bank	U.S.$250,000,000

	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main	U.S.$250,000,000

	Merrill Lynch International	U.S.$250,000,000

c/o Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Attention: Debt Syndicate Telephone: +44 (0) 20 7773 9098 Email: LeadManagedBondNotices@barclayscorp.com

(ii) Date of Terms Agreement:	March 17, 2020

(iii) Stabilizing Manager(s) (if any):	Barclays Bank PLC

34. If non-syndicated, name and address of Dealer:	Not Applicable

35. Total commission and concession:	0.100 per cent. of the Aggregate Nominal Amount

36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	London and Luxembourg
(ii) Admission to trading:

Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect from on or around March 20, 2020.

Application will be made for the Notes to be admitted to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s Regulated Market with effect from on or around March 20, 2020.

RATINGS
Ratings:	Notes under the Program have been rated:
S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950KCS78

Common Code:	213974238

CUSIP:	45950KCS7

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:                 Not Applicable

USE OF PROCEEDS

The net proceeds of the issuances of IFC’s Social Bonds (the “Bonds”), which may be converted into US Dollars, will be allocated within IFC’s Treasury to a designated sub-portfolio that will be invested in accordance with IFC’s liquid asset management investment guidelines. So long as the Bonds are outstanding, the balance of the sub-portfolio will be reduced by amounts matching disbursements made by IFC respect of select “Eligible Projects” from IFC’s loan portfolio which may include projects that benefit women-owned enterprises (“Banking on Women Eligible Projects”), inclusive business projects (“Inclusive Business Eligible Projects”) and projects that meet the criteria stipulated in the Social Bond Principles as published by the International Capital Markets Association (“Social Bond Principles Projects”). Eligible Projects will be selected from all projects funded, in whole or in part, by IFC. IFC reserves the right to lend directly or indirectly. Eligible projects may include investments which meet the following criteria:

I.

“Social Bond Principles Eligible Projects” are those that aim to achieve positive social outcomes especially but not exclusively for a target population. Social Project categories as indicated within the Social Bond Principles include, but are not limited to, providing and/or promoting:

a.	Affordable basic infrastructure (e.g. clean drinking water, sewers, sanitation, transport, energy)

b.	Access to essential services (e.g. health, education and vocational training, healthcare, financing and financial services)

c.	Affordable housing

d.	Employment generation including through the potential effect of SME financing and microfinance

e.	Food security

f.	Socioeconomic advancement and empowerment

II.

“Banking on Women Eligible Projects” generally involve IFC lending to financial intermediaries with the requirement that the proceeds of IFC’s loans be on-lent to women-owned enterprises. However, IFC reserves the right to lend in support of such enterprises either directly or indirectly. For this purpose, a women-owned enterprise is a business that is at least 51% owned by a woman or women, or a business in which a woman or women hold at least 20% of the ownership interests and have at least 1 of the senior executive roles (e.g. Chief Executive Officer, Chief Operation Officer, President, Vice-President), and women hold at least 30% of seats on the board of directors where a board exists.

III.

“Inclusive Business Eligible Projects” include projects that incorporate people at the “Base of the Economic Pyramid” or “BOP” (defined as people who earn less than the equivalent of $8 per day in purchasing power parity terms or who do not have access to basic goods and services) into a company’s value chain as suppliers, distributors, or customers as part of such company’s core business in a commercially viable and scalable way, (as determined pursuant to an internal IFC validation process). Examples of such projects are as follows:

a.	Investments in companies that source directly from smallholder farmers

b.	Investments in utilities (e.g. electricity, gas, water) that provide low-income households with better access to services

c.	Investments in companies that provide health services, education services or housing to low-income populations in more affordable ways

d.	Investments in companies that provide goods and services to low-income populations

e.	Investments in companies that provide access to telecommunication and payment platforms in markets that include the low-income segment

The examples of projects described above as eligible for funding under the IFC Social Bond Program are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IFC during the term of the Bonds.

Payments of interest and principal in respect of IFC Social Bonds are strictly based on the credit quality of IFC and are not directly affected by the result of the underlying investments IFC makes consistent with the eligibility criteria outlined above.

See www.ifc.org/socialbonds for more information about the IFC Social Bond Program.

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Capital Gains

Upon a sale or retirement of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale, or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the U.S. Holder. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 2191 UNDER

THE STANDARD PROVISIONS

March 17, 2020

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’sU.S.$1,000,000,000 0.500 per cent. Notes due March 20, 2023 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on March 20, 2020 (the “Settlement Date”) at an aggregate purchase price of U.S.$995,970,000 (which is 99.597% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to March 12, 2020, 8 a.m. London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.697 per cent. less a combined management and underwriting fee and selling concession of 0.100 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/BARCGBLDN; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation’s account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

7	In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Dealers have appointed Barclays Bank PLC as Stabilizing Manager with respect to this issue of Notes.

8

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, but without prejudice to Clause 12 of this Terms Agreement, the Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

i.

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

12

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under the Corporation’s Articles of Agreement, or applicable law or international law.

13	The Corporation: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealers are or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

i.

in the event that a Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

ii.

in the event that a Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

a.	“covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

b.	“covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

c.	“covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

14

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

i.

each of Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, and Merrill Lynch International (each a “Manufacturer” and together the “Manufacturers”) acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the Corporation notes the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

15	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

16

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

17	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

18

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By:	/s/ Janeeb Binning
Name: Janeeb Binning
Title: Vice President

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Nicolas Vigne
Name: Nicolas Vigne
Title: Authorised Signatory

By:	/s/ Pierre Blandin
Name: Pierre Blandin
Title: Authorised Signatory

DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN

By:	/s/ Helmut Schulz
Name: Helmut Schulz
Title: Senior Vice President

By:	/s/ Andrea Schmucker
Name: Andrea Schmucker
Title: Vice President

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien de Naurois
Name: Adrien de Naurois
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
Barclays Bank PLC	U.S.$250,000,000
Crédit Agricole Corporate and Investment Bank	U.S.$250,000,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main	U.S.$250,000,000
Merrill Lynch International	U.S.$250,000,000
Total:	U.S.$1,000,000,000

SCHEDULE II

Notice Details of the Dealers:

c/o Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Attention:         Debt Syndicate

Telephone:       +44 (0) 20 7773 9098

Email: LeadManagedBondNotices@barclayscorp.com